Exhibit 99.1

SMART Appoints Ian McKinnon to its Board of Directors

New Director brings significant technology experience

CALGARY, Alberta —- August 26, 2013 —- SMART Technologies Inc. (“SMART”) (Nasdaq: SMT) (TSX: SMA), is pleased to announce that Mr. Ian McKinnon has been appointed a Director of SMART. Mr. McKinnon is an experienced technology director and currently serves on the Board of TSX-listed Constellation Software Inc. He is also a Director of two privately held companies. His 30 plus years in the technology sector includes CEO roles at Certicom Corporation, Novator Systems Ltd, and Promis Systems Corporation. SMART believes the addition of Mr. McKinnon, as an independent Director, will contribute technical expertise at the Board level and reflects SMART’s continued commitment to strong corporate governance.

Mr. McKinnon has been appointed to the Audit Committee of SMART and will also serve as a member of the Compensation Committee and as a member and chair of the Corporate Governance and Nominating Committee.

“We are very pleased to welcome Ian to SMART’s Board of Directors,” said David Martin, SMART’s Chairman. “Ian’s impressive experience in the technology sector as a Board member and executive will be an important addition to the Board.”

“I’m delighted to be joining SMART’s Board of Directors. The opportunities for SMART are significant as it implements its strategic plan, and I look forward to contributing to its success,” said Ian McKinnon.

About SMART Technologies

SMART Technologies Inc. is a leading provider of technology solutions that enable inspired collaboration in schools and workplaces around the world by turning group work into a highly interactive, engaging and productive experience. SMART delivers integrated solutions of hardware, software and services designed for superior performance and ease of use, and remains a world leader in interactive displays.

For more information, please contact

Media contact

Marina Geronazzo

Senior Public Relations Manager

SMART Technologies Inc. Phone 1.403.407.5088

E-mail MarinaGeronazzo@smarttech.com

Investor contact

Investor Relations

SMART Technologies Inc.

Phone 1.877.320.2241

E-mail ir@smarttech.com

© 2012 SMART Technologies. Freestorm, the SMART logo and smarttech are trademarks or registered trademarks of SMART Technologies in the U.S. and/or other countries.

Please note that SMART is written in all capital letters.